UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 30, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Iridium Communications Inc.

File No. 001-33963 - CF #33483

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Iridium Communications Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K on February 25, 2016.

Based on representations by Iridium Communications Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through July 31, 2024
Exhibit 10.4	through July 31, 2024
Exhibit 10.53	through February 25, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary